Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
SECOND QUARTER FISCAL 2009

- Quarter Marked by Launch of RYZOLT™ in U.S. -
- Company to Submit Response to FDA for Novel Trazodone Formulation Next Week  -

LAVAL, Quebec (August 7, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the second quarter ended June 30, 2009.  All figures are in Canadian dollars unless otherwise stated.

“The second quarter of 2009 was highlighted by the U.S. commercial launch of RYZOLT™ by our marketing partner, Purdue Pharma,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We are encouraged by a number of aspects since the launch, including the growth of new prescriptions and the migration of patients to higher dosage strengths, which shows the product is being used as intended.   However, the product was launched into a challenging market impacted by seasonality and a weakened U.S. economy.  We continue to believe that RYZOLT offers physicians and patients an excellent option in the treatment of pain and are confident in the long-term prospects for our product in the U.S. market.”

Added Mr. Howard-Tripp, “In Canada, our experience shows that with a strong marketing effort, our once-daily tramadol product performs well over time.  In fact, in May and June of this year, our once-daily tramadol product was the best selling tramadol product in the country.”

“We continue to prepare for commercialization of our novel trazodone formulation in the U.S.,” concluded Mr. Howard-Tripp. “Following discussions with the U.S. Food and Drug Administration regarding its complete response letter and our API supplier’s submission of its action plan to address deficiencies at its manufacturing facility, we intend to file our response with the FDA next week.”

Financial Summary

Revenue for the second quarter of fiscal 2009 increased to $6.3 million from $4.9 million for the second quarter of fiscal 2008.  Revenue from sales of the Company’s once-daily tramadol product for the second quarter of fiscal 2009 increased to $4.8 million from $3.9 million for the second quarter of fiscal 2008 and was composed of product sales outside the U.S. of $3.0 million and product sales in the U.S. of $1.8 million.  Royalty revenue recorded on sales of RYZOLT in the U.S. for the quarter was $0.1 million.  Considering that RYZOLT was just recently launched in May 2009, Labopharm is recording its royalty earned for the quarter based on the sell-through method, under which revenue is recognized, for accounting purposes, upon dispensing of the product to the patient based on third-party prescription data.  Licensing revenue for the second quarter of fiscal 2009 was $1.3 million compared with $1.1 million for the second quarter of fiscal 2008.

Adjusted gross margin for sales outside of the U.S. for the second quarter of fiscal 2009 was 66% compared with 56% for the second quarter of fiscal 2008.  Research and development expenses, before research and development tax credits, for the second quarter of fiscal 2009 were $3.2 million compared with $7.0 million for the second quarter of fiscal 2008.  Selling, general and administrative expenses for the second quarter of fiscal 2009 were $6.3 million compared with $6.2 million for the second quarter of fiscal 2008 and included an accrual of $1.3 million for the Company’s share of litigation costs related to patent enforcement following approval of its once-daily tramadol product in the U.S.  Net loss for the second quarter of fiscal 2009 was $4.9 million, or $0.09 per share, compared with $10.3 million, or $0.18 per share, for the second quarter of fiscal 2008.

Recent Developments

Once-Daily Tramadol

Product Launched in the United States - Labopharm’s product was launched in the U.S. in May under the brand name RYZOLT by Purdue Pharma Products L.P., the Company’s licensing and distribution partner.  Although RYZOLT was launched into a challenging market, the Company remains confident in the prospects for its product in the U.S.

Product Achieves Number One Position in Canada in May and June - Labopharm’s product (marketed under the brand name Tridural™ in Canada) ranked number one in Canada among tramadol products (excluding combination products) in terms of prescriptions in May and June 2009 with 39% and 42% market share, respectively.  The number of prescriptions written for Labopharm’s product in Canada for the second quarter of 2009 increased 24% compared to the first quarter of 2009.

In-Market Sales in Europe Continue to Grow - In-market sales of Labopharm’s product in Europe1 grew 7% for the first five months of 2009 compared to the same period of 2008.

Novel Trazodone Formulation

Company to Submit Response to FDA - Following discussions with the U.S. Food and Drug Administration (FDA), Labopharm intends to submit its response to the Agency next week.  As previously disclosed, the Company received a complete response letter from the FDA indicating that its new drug application (NDA) cannot be approved in its present form due to deficiencies following an FDA inspection of the active pharmaceutical ingredient (API) manufacturing facility.  The API manufacturer submitted an action plan addressing the deficiencies on Friday, July 24, 2009.

1 Includes France, Germany, the United Kingdom, Spain and Italy.

Submitted Regulatory Application in Canada - Labopharm filed a new drug submission (NDS) with the Therapeutic Products Directorate (TPD) of Health Canada on August 4, 2009.  Upon acceptance by Health Canada, the Company expects a response to its submission in the second quarter of 2010.

Corporate

Amended Debt Facility Agreement with Hercules - Labopharm amended its debt facility agreement with Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC) to provide more favourable repayment terms by extending the date required to begin repaying the loan to July 1, 2010 from July 1, 2009.  The maturity date of the loan has been extended to June 1, 2012 from December 1, 2011.

Entered into Credit Facility with National Bank - Labopharm entered into a three-year $2.6 million revolving credit facility with National Bank of Canada, which the Company drew down in full subsequent to quarter end.  The facility is in furtherance of a previously announced agreement with National Bank of Canada to borrow an amount of up to 45% of the principal value of the notes issued to the Company in the context of the restructuring of the Canadian asset-backed commercial paper, which amount the Company can, under certain conditions, repay at maturity by delivering the notes to the bank.

Financial Results

Three-Month Period Ended June 30, 2009

Revenue for the second quarter of fiscal 2009 increased to $6.3 million from $4.9 million for the second quarter of fiscal 2008.  During the second quarter, Labopharm shipped its first product to Purdue Pharma in advance of the launch of RYZOLT.  Revenue from product sales in all territories for the second quarter of fiscal 2009 increased to $4.8 million from $3.9 million for the second quarter of fiscal 2008.  Revenue from product sales to territories other than the U.S. was $3.0 million compared with $3.9 million for the second quarter of fiscal 2008.  The decrease was the result of lower sales volumes due to the variable ordering pattern of the Company’s licensing and distribution partners from period to period, which were partially offset by higher average selling prices per tablet in the second quarter of fiscal 2009.   Product sales to the U.S. were $1.8 million.

Under its licensing and distribution agreement with Purdue for RYZOLT in the United States, Labopharm is entitled to royalty payments of 20% of Purdue’s net sales of the product to distributors as defined in the agreement (up to 25% if Purdue achieves certain net annual sales levels).  Royalty revenue recorded on sales of RYZOLT in the U.S. for the quarter was $0.1 million.  Considering that RYZOLT was just recently launched in May 2009, Labopharm is recording its royalty earned for the quarter based on the sell-through method, under which revenue is recognized, for accounting purposes, upon dispensing of the product to the patient based on third-party prescription data.

Labopharm supplies finished packaged RYZOLT product at cost to Purdue Pharma, for which the Company records revenue from product sales that generate no gross margin.  As a result, the adjusted gross margin figures discussed below exclude sales and cost of goods sold for product sold in the U.S. to provide a more meaningful understanding of the gross margin.  Adjusted gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for the second quarter of fiscal 2009 was 66% compared with 56% for the second quarter of fiscal 2008.  Adjusted gross margin for territories outside the U.S. for the second quarter of fiscal 2009 excludes the reversal of $0.2 million of previously recorded write downs.  The increase in adjusted gross margin was due primarily to a higher average selling price per tablet.

Licensing revenue for the second quarter of fiscal 2009 was $1.3 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the second quarter of fiscal 2008 was $1.1 million.

Research and development expenses, before research and development tax credits, for the second quarter of fiscal 2009 were $3.2 million compared with $7.0 million for the second quarter of fiscal 2008.  The decrease was primarily the result of lower clinical trial costs in the second quarter of fiscal 2009.  Research and development tax credits for the second quarter of fiscal 2009 were $0.3 million compared with $0.7 million for the second quarter of fiscal 2008, the result of a decrease in non-refundable Canadian federal tax credits due to a change in tax planning.

Selling, general and administrative expenses for the second quarter of fiscal 2009 were $6.3 million compared with $6.2 million for the second quarter of fiscal 2008.  A significant portion of selling, general and administrative expenses for the second quarter of fiscal 2009 was the result of higher costs related to sales and marketing and the accrual for the Company's share of litigation costs incurred by Purdue Pharma to enforce certain of Purdue's U.S. patents related to Labopharm's once-daily tramadol product.  These were partially offset by lower costs for consultants and professional services, a reduction in non-cash stock-based compensation and a reduction of tax on capital.

Net loss for the second quarter of fiscal 2009 was $4.9 million, or $0.09 per share, compared with $10.3 million, or $0.18 per share, for the second quarter of fiscal 2008.  The decrease in net loss was primarily the result of lower research and development costs, higher gross margin on product sales and a higher foreign exchange gain, which were partially offset by lower interest income in the second quarter of fiscal 2009.

Cash, cash equivalents and marketable securities at June 30, 2009 were $27.9 million compared with $35.9 million at March 31, 2009. The cash, cash equivalents and marketable securities position at June 30, 2009 does not include the Company's Long-Term Notes, received in exchange of the Montreal Proposal ABCP, which have an estimated fair value of $2.9 million and that are recorded as a long-term investment.  Subsequent to quarter end, the Company drew down the $2.6 million available under the credit facility established with the National Bank of Canada in June of this year.

Six-Month Period Ended June 30, 2009

Revenue for the first half of fiscal 2009 increased to $11.2 million from $8.1 million for the first half of fiscal 2008.  Revenue from product sales in all territories for the first half of fiscal 2009 increased to $8.6 million from $6.0 million for the first half of fiscal 2008.  Revenue from product sales to territories other than the U.S. was $6.8 million compared with $6.0 million for the first half of fiscal 2008.  Product sales to the U.S. were $1.8 million.  Royalty revenue for the first half of 2009 was $0.1 million.

Adjusted gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for the first half of fiscal 2009 was 61% compared with 56% for the first half of fiscal 2008.  Adjusted gross margin for territories outside the U.S. for the first half of fiscal 2009 excludes the reversal of $0.4 million of previously recorded write downs.  The increase in adjusted gross margin was due primarily to a higher average selling price per tablet.

Licensing revenue for the first half of fiscal 2009 was $2.5 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the first half of fiscal 2008 was $2.1 million.  The increase was primarily due to the reduction in the third quarter of 2008 of the estimated term over which the Company is recognizing the up-front payment of US$20 million received from Purdue Pharma in 2005.

Net loss for the first half of fiscal 2009 was $12.8 million, or $0.23 per share, compared with $20.0 million, or $0.35 per share, for the first half of fiscal 2008.  The decrease in net loss was primarily the result of lower research and development costs, higher gross margin on product sales and a higher foreign exchange gain, which were partially offset by higher selling, general and administrative expenses and lower interest income in the first half of fiscal 2009.

Conference Call

Labopharm will host a conference call today (Friday, August 7, 2009) at 8:30 a.m. ET to discuss its second quarter results. To access the conference call by telephone, dial 416-644-3427 or         1-800-588-4490.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Friday, August 14, 2009 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21311012 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

[thousands of Canadian dollars]	As at June 30, 2009 $	As at December 31, 2008 [Restated] $

ASSETS
Current
Cash and cash equivalents	14,259	8,373
Marketable securities	13,641	36,520
Accounts receivable	3,106	3,277
Research and development tax credits receivable	1,874	1,274
Income taxes receivable	363	474
Inventories	2,876	1,760
Prepaid expenses and other assets	1,077	641
Total current assets	37,196	52,319
Restricted long-term investments	144	141
Long-term investment	2,901	3,178
Property, plant and equipment	9,448	10,213
Intangible assets	1,761	1,791
Future income tax assets	137	145
	51,587	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	13,913	13,134
Current portion of deferred revenue	4,757	4,768
Current portion of obligations under capital leases	289	271
Current portion of long-term debt	-	3,378
Total current liabilities	18,959	21,551
Deferred revenue	7,096	9,094
Obligations under capital leases	5,193	5,342
Long-term debt	21,678	20,265
Total liabilities	52,926	56,252
Shareholders’ equity (deficiency)
Share capital
Common shares, no par value, unlimited authorized shares, 57,000,533 and 56,826,063 issued as at June 30, 2009 and December 31, 2008, respectively	242,282	241,967
Warrants	1,163	751
Contributed surplus	16,123	14,937
Deficit	(260,363)	(247,515)
Accumulated other comprehensive income (loss)	(544)	1,395
Total shareholders’ equity (deficiency)	(1,339)	11,535
	51,587	67,787

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the six months ended:
[thousands of Canadian dollars, except share and per share amounts]	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	$	[Restated] $	$	[Restated] $

REVENUE
Product sales	4,827	3,859	8,629	6,017
Licensing	1,318	1,064	2,473	2,125
Royalties	124	-	124	-
	6,269	4,923	11,226	8,142

EXPENSES
Cost of goods sold (excluding depreciation and amortization)	2,604	1,683	3,997	2,634
Research and development expenses, net	2,861	6,306	6,888	11,997
Selling, general and administrative expenses	6,310	6,209	13,034	11,116
Financial expenses	983	709	1,997	1,420
Impairment loss on long-term investment	-	-	-	691
Depreciation and amortization	453	490	916	975
Interest income	(107)	(551)	(294)	(1,203)
Foreign exchange gain	(1,961)	(20)	(2,464)	(292)
	11,143	14,826	24,074	27,338
Loss before income taxes	(4,874)	(9,903)	(12,848)	(19,196)
Provision for income taxes
Current	-	350	-	800
Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)

Net loss per share - basic and diluted	(0.09)	(0.18)	(0.23)	(0.35)

Weighted average number of common shares outstanding	56,839,127	56,821,651	56,832,673	56,819,919

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008 [Restated]	June 30, 2009	June 30, 2008 [Restated]
[thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)
Items not affecting cash:
Depreciation of property, plant and equipment	411	460	833	915
Amortization of intangible assets	42	30	83	60
Amortization of premiums and discounts on marketable securities	39	13	54	27
Impairment loss on long-term investment	—	—	—	691
Non-cash financial expenses	148	92	290	187
Unrealized foreign exchange gain	(1,643)	(20)	(835)	(261)
Stock-based compensation	411	687	1,203	1,571
	(5,466)	(8,991)	(11,220)	(16,806)
Net change in non-cash items	(291)	(213)	(2,336)	717
	(5,757)	(9,204)	(13,556)	(16,089)

INVESTING ACTIVITIES
Acquisition of marketable securities	(1,898)	—	(8,466)	(23,553)
Proceeds from maturities of marketable securities	9,203	21,758	23,010	55,819
Proceeds from disposals of marketable securities	1,600	—	6,020	—
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(63)	(629)	(68)	(1,148)
Acquisition of intangible assets	(37)	(32)	(53)	(39)
	8,805	21,097	20,443	31,034
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(67)	(47)	(131)	(72)
Transaction costs	(354)	(118)	(354)	(118)
Proceeds from issuance of share capital	152	3	161	5
	(269)	(162)	(324)	(185)
Foreign exchange gain (loss) on cash held in foreign currencies	(614)	(175)	(677)	624

Net increase in cash and cash equivalents during the period	2,165	11,556	5,886	15,384
Cash and cash equivalents, beginning of period	12,094	21,001	8,373	17,173
Cash and cash equivalents, end of period	14,259	32,557	14,259	32,557

Supplemental cash flow information:
Interest paid	791	622	1,492	1,145
Income taxes received	—	43	88	43

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com